Mail Stop 3561

April 10, 2009

Sandro Piancone
Chief Executive Officer
Nascent Wine Company, Inc.
1330 Orange Avenue
Suite 300
Coronado, CA 92118

> **Re:** **Nascent Wine Company, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed April 9, 2009**
> **File No. 333-120949**

Dear Mr. Piancone:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K/A filed April 9, 2009

1. In accordance with Item 304(a)(1)(ii) of Regulation S-K, please amend your filing to disclose whether the report issued by your former independent accountant on the two most recent fiscal years' financial statements was qualified or modified as to uncertainty, audit scope, or accounting principle.

2. Please file an updated letter from your former independent accountant as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-K. This letter should reflect

their agreement or disagreement with the disclosures in your amended Form 8-K filing.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3311.

Sincerely,

Ethan Horowitz
Staff Accountant